93 0242

3-5-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02014707

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 5, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No ✓

TELEX-CHILE S.A. (THE "COMPANY")

REPORT ON FORM 6-K

TABLE OF CONTENTS

1. A free translation of a notice of a special shareholders' meeting.

2. Free translations of two *Hecho Esencials* filed by the Company with the Chilean *Superintendencia de Valores y Seguros* on March 5, 2002.

TELEX - CHILE S. A.

A PUBLICLY HELD COMPANY
LISTED WITH THE SECURITIES REGISTERY UNDER N° 0350

NOTICE OF A SPECIAL SHAREHOLDERS' MEETING

By agreement of the Board of Directors held at a special meeting on March 5, 2002, in accordance with the provisions of article 58 of Law No. 18,046 on Stock Companies, and due to the fact that a shareholder that represents more than 10% of the issued voting rights thus requested it, the shareholders of Telex-Chile S.A are summoned to attend a General Special Shareholders' Meeting to be held on March 25, 2002, at 10:00 a.m. at Rinconada El Salto Street N° 202 in the district of Huechuraba, Santiago, so that the shareholders may approve an extension until May 30, 2002 of the term to subscribe and pay the capital increase approved at the Company's Special Shareholders' Meeting held on January 30, 2002.

The shareholders registered in the Shareholders' Registry on the fifth day prior to the meeting are entitled to participate.

Powers of attorney, as appropriate, shall be made on the same day, place and time of the Shareholders' Meeting.

THE GENERAL MANAGER

Santiago, March 5, 2002

Mr. Alvaro Clarke de la Cerda
Insurance and Securities Superintendent
Teatinos 120
By Hand

Re. : REPORTS ESSENTIAL FACT
Télex-Chile S.A. - Registration in Securities Registry No. 0350

Dear Sir:

By virtue of the provisions in article 9 and second paragraph of article 10 of law No. 18,045 and General Regulation No. 30 of the Securities and Insurance Commission, Télex-Chile S.A. (the "Company") hereby informs to this Commission, as an **essential fact**, the following:

1. That the Board of Directors of Télex-Chile S.A., at a special meeting held today, March 5, 2002, agreed to summon its shareholders to a Special Shareholders' Meeting to be held on March 25, 2002, at 10:00 a.m. at the Company's offices located at Rinconada El Salto No. 202, in the district of Huechuraba, Santiago, so that the shareholders may approve an extension - until May 30, 2002 - of the term to subscribe and pay the capital increase approved at the Special Shareholders' Meeting held by the Company on January 30, 2002.

2. That the aforementioned summons is made in fulfillment of the provisions of No. 3), article 58, Law No. 18,046 on Stock Companies, as it was requested by a shareholder representing more than 10% of the voting shares issued.

Yours truly,

Juan Pablo Román Rodríguez
President
Télex-Chile S.A.

c.c.: Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaiso Stock Exchange

Santiago, March 5, 2002

Mr. Alvaro Clarke de la Cerda
Insurance and Securities Superintendent
Teatinos 120
By Hand

RE. : REPORTS ESSENTIAL FACT
Télex-Chile S.A. – Registration in Securities Registry No. 0350
Chilesat S.A. – Registration in Securities Registry No. 0487

Dear Sir:

By virtue of the provisions in article 9 and second paragraph of article 10 of law No. 18,045 and General Regulation No. 30 of the Securities and Insurance Commission, Télex-Chile S.A. (the "Company") hereby informs to this Commission, as an **essential fact**, the following:

That at their relevant special meetings held today, March 5, 2002, the Boards of Directors of Télex-Chile S.A. and Chilesat S.A. agreed to appoint - as from this same date - Mr. Alejandro Rojas Pinaud as General Manager of both companies.

The Boards of Directors also agreed that Mr. Rafael Wilhelm Matthei, who was acting as interim General Manager for both companies, shall resume, as from this date, his position as Chief Financial Officer of Télex-Chile S.A. and Chilesat S.A.

Yours truly,

Juan Pablo Román Rodríguez
President
Télex-Chile S.A.

c.c.: Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaiso Stock Exchange

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: ____________________
Rafael Wilhelm
Chief Financial Officer